24 January 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 259,000 Reed Elsevier PLC ordinary shares at a price of 908.3525p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 102,240,194 ordinary shares in treasury, and has 1,164,957,654 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 2,793,360 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 150,000 Reed Elsevier NV ordinary shares at a price of €15.5442 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 62,515,193 ordinary shares in treasury, and has 672,009,974 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 1,620,000 shares.